

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

David W. Lovatt
Chief Executive Officer
Torque Lifestyle Brands, Inc.
11427 West I-70 Frontage Road North
Wheat Ridge, Colorado 80033

      Re: Torque Lifestyle Brands, Inc.
          Post-Qualification Offering Circular Amendment No. 1
          Filed October 25, 2021
          File No. 024-11350

Dear Mr. Lovatt:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Post-Qualification Offering Circular Amendment No. 1

Cover Page

1.   We note your disclosure that the offering price will be between $0.005 and $0.01 per common share. We also note that you checked the box in Part I indicating that you do not intend to price this offering after qualification pursuant to Rule 253(b). Please disclose throughout the offering statement the fixed price at which the common stock will be offered during the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donnell Suares